Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453
April 11, 2008
VIA EDGAR AND FACSIMILE (202-772-9217)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. John L. Krug
Senior Counsel, Division of Corporate Finance

Re:	Inverness Medical Innovations, Inc.
Preliminary Proxy Statement Filed April 4, 2008
File No. 1-16789
Dear Mr. Krug:
     This letter is submitted on behalf of Inverness Medical Innovations, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement, filed on April 4, 2008 (the “Preliminary Proxy Statement”), as set forth in a letter dated April 9, 2008 to Ron Zwanziger, Chief Executive Officer and President (the “Comment Letter”).
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. Page references in the responses refer to the Preliminary Proxy Statement.
Proposal 2: Approval of amendment to amended and restated certificate of incorporation to increase the authorized common stock.
Comment No. 1
     Since the proposed authorization and issuance of stock is not related to a sale for cash, please revise the disclosure to provide financial statements, including pro formas, pertaining to the proposed transaction with Matria Healthcare, Inc.
Response to Comment No. 1
     In response to the Staff’s comment, in accordance with Item 13(b)(1) of Schedule 14A, the Company proposes to add, in the definitive proxy statement, the following on page 42 of the Preliminary Proxy Statement (immediately before the last paragraph on that page):

Securities and Exchange Commission
April 11, 2008
“WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.
     The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. Information in this proxy statement updates and, in some cases, supersedes information incorporated by reference from documents that we have filed with the SEC prior to the date of this proxy statement, while information that we file later with the SEC will automatically update and, in some cases, supersede the information in this proxy statement. We do not incorporate the contents of our website into this proxy statement.
     This proxy statement incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition. The following documents, which we filed with the SEC, are incorporated by reference into this proxy statement:
•	Our annual report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 29, 2008.

•	Our current report on Form 8-K dated January 28, 2008, filed with the SEC on January 28, 2008.

•	Our current report on Form 8-K dated January 28, 2008, filed with the SEC on January 28, 2008.

•	Our current report on Form 8-K dated January 28, 2008, filed with the SEC on January 29, 2008.

•	Our current report on Form 8-K dated February 4, 2008, filed with the SEC on February 4, 2008.

•	Our current report on Form 8-K dated February 14, 2008, filed with the SEC on February 14, 2008, as amended on March 25, 2008 and as further amended on March 27, 2008.

•	Our current report on Form 8-K dated February 27, 2008, filed with the SEC on March 4, 2008.

Securities and Exchange Commission
April 11, 2008
     In addition, we incorporate by reference additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement and the date of the annual meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Item 2.02 of any current report on Form 8-K or Item 7.01 of any current report on Form 8-K solely for purposes of satisfying the requirements of Regulation FD under the Exchange Act, as well as proxy statements.
     As required by the rules of the SEC, we have included with this proxy statement as Appendix C a copy of the accountant’s report issued by BDO Seidman, LLP, an independent registered public accounting firm, contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which we have incorporated by reference in this proxy statement.
     You can obtain any of the documents incorporated by reference into this proxy statement through us or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement. You may request a copy of such documents by contacting us at:
Inverness Medical Innovations, Inc.
Investor Relations Department
51 Sawyer Road, Suite 200
Waltham, MA 02453-3448
Attention: Doug Guarino”
As noted in the insert above, in accordance with Instruction 2 to Item 13 of Schedule 14A, we will include a copy of the accountant’s report, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as Appendix C to the definitive proxy statement.
Proposal 4: Approval of our ability to issue as many shares of common stock as may be required to allow for the full conversion of the series B preferred stock and full payment of dividends on the series B preferred stock, all in accordance with the terms of the series B preferred stock.
Comment No. 2
     Please provide us supplementally with an analysis of whether state law permits the authorization for issuance of an indefinite amount of securities. In this regard, we note the absence of parameters for the possible future issuance of common stock. We may have additional comments.
Response to Comment No. 2
     The Company is a Delaware corporation and, as such, its ability to issue common stock is limited by the amount of its authorized common stock, as may be increased from time to time with appropriate Board and stockholder approvals. In response to the Staff’s comment, the Company

Securities and Exchange Commission
April 11, 2008
proposes to clarify the parameters for issuing common stock in connection with possible conversions of the Series B Preferred Stock, as well as the overall limitation on its ability to issue common stock under the Series B Preferred Stock, in the definitive proxy statement by adding the following:
1.     On page 11 of the Preliminary Proxy Statement, the Company will add the following two sentences immediately before the last sentence of the second full paragraph:
“Based on the initial conversion rate, assuming the maximum number of shares of Series B Preferred Stock were issued in the Matria merger, the Series B Preferred Stock would be convertible into approximately 11.4 million shares of common stock under certain circumstances. At the maximum conversion rate, the Series B Preferred Stock would be convertible into approximately 22.8 million shares of common stock under certain circumstances.”
2.     On page 12 of the Preliminary Proxy Statement, the Company will add the following sentence at the end of the first full paragraph (the one that immediately precedes “Terms of the Series B Preferred Stock”):
“In no event, however, will we be able to issue shares of common stock under the Series B Preferred Stock, or otherwise, to the extent such issuance would cause us to exceed our authorized common stock under our Certificate of Incorporation, as such authorized common stock may be increased from time to time with appropriate Board and stockholder approvals. For additional information regarding the Matria transaction, including pro forma financial information, please see the documents incorporated by reference into this proxy statement, as set forth under the heading “Where You Can Find More Information.”
* * * * *

Securities and Exchange Commission
April 11, 2008
     In connection with the Company’s responses contained in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     As discussed, in order to meet our deadlines under Rule 14a-16 with respect to our proposed annual meeting date, we respectfully request that the contents of this letter be afforded a prompt review so that we can finalize all proxy materials. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me at (781) 314-4049.

Sincerely,
/s/ Jay McNamara
Jay McNamara
Senior Counsel, Corporate and Finance

cc:	David Teitel, Chief Financial Officer Ellen Chiniara, General Counsel